Exhibit 99.1

Volvo Group and Westport Sign Letter of Intent to Establish Joint Venture to Reduce CO2 Emissions from Long-Haul Transport

Utilizing HPDI Technology to Accelerate the Decarbonization Efforts of Global OEM Customers

VANCOUVER, BC, July 19, 2023 /CNW/ - Volvo Group (VOLVb.ST) and Westport Fuel Systems Inc. (TSX: WPRT) (NASDAQ: WPRT), a leading supplier of advanced alternative fuel delivery systems and components for the global transportation industry, have signed a non-binding letter of intent to establish a joint venture to accelerate the commercialization and global adoption of Westport's HPDI™ fuel system technology for long-haul and off-road applications. Volvo and Westport share the vision of creating sustainable transport solutions to accelerate the decarbonization efforts of global trucking, engine, and equipment manufacturers for their customers and society.

Volvo FH gas powered truck equipped with a Westport LNG HPDI™ fuel system (CNW Group/Westport Fuel Systems Inc.)

Westport's HPDI fuel system is a high-performance solution supporting significant carbon reductions in hard to abate sectors like heavy-duty and off-road mobility.  HPDI enables the world's trucking and off-road equipment manufacturers to address the challenges of meeting the regulatory requirements of Euro 7 and the US EPA while offering end users affordable options that are powered by carbon neutral fuels like biogas, zero carbon fuels like green hydrogen and other renewable fuels. While Volvo will be a key customer of the joint venture, the joint venture's mandate will be to enhance commercialization of HPDI through the addition of new trucking and equipment manufacturers as customers.

Westport will contribute current HPDI assets and activities including related fixed assets, intellectual property, and business into the joint venture. Volvo will acquire a 45% interest in the joint venture for the sum of approximately US$28 million (approximately SEK 300 million) plus up to an additional US$45 million (approximately SEK 500 million) depending on the performance of the joint venture.

Volvo's ambition is to reach net-zero greenhouse gas emission-enabled products, solutions, and services by 2040. Volvo believes that the future will demand diverse propulsion solutions for diverse applications to meet customers' needs and environmental demands. Volvo advocates for a three-pronged approach: battery-electric, fuel-cell electric and internal combustion engines.

"Decarbonization with internal combustion engines running on renewable fuels, especially with HPDI, plays an important part in sustainable solutions. HPDI has been on the road in Volvo trucks for over five years and is a proven technology that allows customers to significantly reduce CO2 emissions in LBG (Liquefied Biogas) applications here and now and is a potential avenue for hydrogen," said Lars Stenqvist, Chief Technology Officer of Volvo.

"Westport is advancing fuel system solutions to help our customers affordably address the most pressing challenge of carbon reduction, while continuing to utilize existing manufacturing infrastructure," said David Johnson, Chief Executive Officer, Westport. "The joint venture with Volvo is a natural extension of both companies' commitment to accelerating global carbon reduction and we are proud to partner with such a bold supporter of the future of the internal combustion engine. Combining our expertise strengthens HPDI's position in the market and underscores Westport's commitment to developing affordable fuel system technology that supports significant CO2 reductions in hard to abate sectors like heavy-duty transport and off-road applications, including a pathway to power equipment with zero carbon fuels like hydrogen."

Completion of the joint venture is conditional on the successful negotiations and execution of a definitive investment agreement, joint venture agreement, supply agreement and development agreement. The joint venture is expected to launch in the first half of 2024.

About HPDI

HPDI is the most cost-effective way to reduce CO2 in long-haul trucking and other high-load and off-road applications. Westport's HPDI fuel system is a complete system offering OEMs the flexibility to differentiate their biogas, natural gas, hydrogen, and other fuel product lines easily while also maintaining maximum commonality with their conventional diesel fueled products. The greenhouse gas emitting fuels like diesel can be replaced with carbon neutral or zero carbon fuels like biogas or hydrogen while maintaining the durability, affordability, efficiency, and performance characteristics that have come to be associated with the diesel engine. The HPDI fuel system consists of a fully integrated "tank to tip" solution, based on diesel technology. At the heart of the engine is a revolutionary patented injector with a dual concentric needle design. A small amount of pilot fuel (which can be diesel fuel or a biodiesel renewable fuel) is injected into the cylinder prior to the gas, to initiate the ignition.

Engines can achieve higher horsepower and torque by using direct injection and relying on high pressures in the combustion chamber for ignition. Thus, the characteristic of the engine using an HPDI fuel system is very similar to a diesel engine. Designed for heavy long-haul and distribution operations as well as off-road applications like mining, rail and marine, HPDI fuel systems offers an alternative with low climate impact while meeting the highest industry standards for performance, fuel efficiency and operating range required for heavy-duty transport. A truck equipped with the HPDI system is an ideal solution for fleets wanting to reduce their fuel costs and offer decarbonized regional and long-distance road transport solutions to their customers with no compromise on vehicle performance.  For additional information please visit our HPDI website at https://wfsinc.com/technology/hpdi.

About Westport

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

Forward Looking Information

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and completion of the referenced joint ventures and the definitive agreements with respect to the same. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the success and completion of the engine development program, the pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov.  In addition, the effects and the impact of the COVID-19 outbreak, and supply chain disruptions are difficult to predict at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/volvo-group-and-westport-sign-letter-of-intent-to-establish-joint-venture-to-reduce-co2-emissions-from-long-haul-transport-301880538.html

SOURCE Westport Fuel Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2023/19/c8307.html

%CIK: 0001370416

For further information: Media Relations, T: +1 947-339-8097, E: media@wfsinc.com; Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 01:25e 19-JUL-23